BD

04004349

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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RECEIVED MAR 01 2004 SEC MAIL PROCESSING SECTION WASH., D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTH STREET SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave DeBlase (212)824-0738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, Dave DeBlase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Street Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 18, 2007

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

South Street Securities LLC

(A Development Stage Entity)
Statement of Financial Condition
December 31, 2003

South Street Securities LLC
(A Development Stage Entity)
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Members
of South Street Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of South Street Securities LLC (a development stage entity) (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2004

South Street Securities LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	377,386
Prepaid expenses		101,467
Fixed assets, net of accumulated depreciation and amortization of $2,731		171,659
Other assets		9,653
Total assets	$	660,165
Liabilities and Members' Equity		
Accounts payable and other accrued expenses	$	63,000
Deferred rent		10,952
Total liabilities		73,952
Members' Equity		
Preferred units; par value $10,000 per share - authorized 400 shares; issued and outstanding 142 shares		1,420,000
Common units; par value $10,000 per share - authorized 100 shares; issued and outstanding 1 share		10,000
Deficit accumulated during development stage		(843,787)
Total members' equity		586,213
Total liabilities and members' equity	$	660,165

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

South Street Securities LLC ("South Street" or the "Company") was originally formed as Limnah Securities, LLC ("Limnah") in the State of Delaware on March 1, 2001. South Street was renamed by the filing of a Certificate of Amendment to the Certificate of Formation of Limnah with the Secretary of State in Delaware on October 31, 2002. South Street was formed to be a broker-dealer that will run a trading operation for matched book repurchase, and reverse repurchase transactions, including bond borrowing and related hedging activities. As of December 31, 2003, South Street issued a common member unit for $10,000 to BSCS LXV, Inc., an entity related to certain members of Capital Markets Engineering & Trading LLC ("CMET LLC"), and 142 preferred units for $1,420,000 to CMET LLC, a wholly-owned subsidiary of CMET Finance Holdings Inc ("CMET Finance"). In 2003, South Street successfully completed its broker-dealer registration process with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD").

South Street is in the development stage. To date, substantially all of its efforts have been associated with the advancement of its business plan and capital formation. South Street has not commenced operations.

CMET Finance has issued a letter of support to South Street which undertakes it to provide such additional capital as may from time to time be required in order to meet both regulatory (Note 7) and/or business requirements for a period of no less than one year from the date of the audit opinion of this statement of financial condition.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and money market investments which are primarily held at one major U.S. financial institution.

Fixed Assets

Fixed assets consist of furniture, equipment, leasehold improvements, and computer software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the relevant furniture and equipment, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease.

The Company has adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs and are included in fixed assets in the accompanying statement of financial condition. Amortization of the computer software will begin when the software is ready for its intended use.

Income Taxes
The Company is not subject to federal, state or local income taxes. Such taxes are the responsibility of the individual members. However, certain aspects of the Company's business are subject to New York City unincorporated business tax.

Use of Estimates
The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of this statement of financial condition. Actual results could differ from those estimates.

3. Fixed Assets

As of December 31, 2003, fixed assets consist of the following:

Computer software	$ 150,000
Furniture and fixtures	16,360
Leasehold improvements	8,030
	174,390
Less: accumulated depreciation and amortization	(2,731)
	$ 171,659

4. Members' Equity

The holders of the preferred units are entitled to receive distributions when and if declared by the Board of Managers. The preferred units are reedemable at par value plus any accumulated and unpaid distributions. In the case of any dissolution, liquidation or winding up of the Company, the preferred unit holders are entitled to receive a payment in the amount of the par value of the preferred units plus any accumulated and unpaid distributed prior to any payment to the common unit holders. As of December 31, 2003, no distributions were declared or payable.

Other than with respect to distribution payments, common and preferred units have the same rights and obligations.

5. Commitments and Contingencies

Software License and Technology Commitments

South Street has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide

certain software and maintenance services to operate South Street's planned trading operation for matched book repurchase and reverse repurchase transactions. The initial term of the agreement provides for South Street to pay a total lease fee of $1,650,000, which is in addition to a $150,000 required customization fee already paid for and included in fixed assets in the accompanying Statement of financial condition, payable in 36 monthly payments of $45,833, commencing on the final acceptance of the program.

As of December 31, 2003, final acceptance of the program has not occurred and no lease fees have been paid or accrued. Any renewal terms of the agreement would provide for a monthly fee of $50,000 for the software.

Services Agreement

In October 2003, South Street entered into an agreement (the "Services Agreement") with a third party program servicer (the "Program Servicer") to provide South Street with various accounting, investment, compliance, and operation functions upon the commencement of trading activities by South Street. The Services Agreement will have an initial term of five years from the South Street Closing Date, as defined in the Services Agreement, but may be terminated at any time by a written agreement executed by the Program Servicer or South Street.

An additional term of one year will automatically be extended by one year on each anniversary of the South Street Closing Ddate.

The annual total payment minimum will be $1,230,000 for the initial contract year and $1,500,000 for subsequent contract years. In addition, the Program Servicer shall receive an incentive fee in the amount equal to 78% of Adjusted Net (Residual) Cash Flow, as defined in the Services Agreement.

Operating Lease

In 2003, the Company entered into a non-cancelable operating lease for its office space (the "Office Lease") with an affiliate of the Program Servicer. Future minimum payments under this operating lease are as follows:

2004	$ 51,516
2005	53,648
2006	57,912
2007	57,912
2008	57,912
Thereafter	96,520
	$375,420

In accordance with the provisions of the Office Lease, the monthly rent payments escalate over the term of the lease. Additionally, the Company received a two-month rent abatement at the inception

of the Office Lease. These provisions of the Office Lease result in a deferred rent liability in the accompanying statement of financial condition as US GAAP requires that total rent expense be amortized on a straight line basis throughout the life of the lease.

6. Related Party Transactions

During the year ended December 31, 2003, the Company incurred costs related to data processing that was provided by Matrix Applications LLC, an entity that is an affiliate of certain members of CMET LLC. As of December 31, 2003, $25,000 of these costs are included in accounts payable and other accrued expenses in the statement of financial condition.

Due to this relationship, it is possible that the terms of this transaction may not be the same as those that would result from transactions among unrelated parties. The accompanying statement of financial condition has been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity.

7. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 12-1/2% of aggregate indebtedness. At December 31, 2003, South Street had net capital of $303,434, which was $53,434 above its required net capital of $250,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2003, the Company was not required to and did not hold any customer money or securities.